CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411     Fax : (65) 6226 0502
Exhibit 99.1
FOR IMMEDIATE RELEASE
CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
DELAY IN FILING ANNUAL REPORT ON FORM 20-F
Singapore, July 25, 2007 — China Yuchai International Limited (CYI) advises that it has been unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 with the U.S. Securities and Exchange Commission (the “SEC”) by the filing deadline of June 30, 2007. CYI filed a notification of late filing on Form 12b-25 with the SEC on July 2, 2007.
There was a change in CYI’s independent auditors during the fiscal year ended December 31, 2006. CYI appointed KPMG Singapore as its independent auditor with effect from December 12, 2006, replacing KPMG Hong Kong, its previous independent auditor. The new auditors are in the process of auditing CYI’s consolidated financial statements, and the new auditors have been evaluating the application of various accounting policies and standards to CYI’s financial results in accordance with U.S. GAAP. CYI’s auditors have also requested certain information from CYI and its subsidiaries which will require additional time for management to produce. As a result, CYI has not been able to finalize its consolidated financial statements for inclusion in Form 20-F in time for filing by June 30, 2007.
CYI is working diligently to complete the necessary review processes and intends to file the Form 20-F as soon as possible.
Until CYI’s Form 20-F is filed in a compliant manner with the SEC, CYI could be subject to enforcement action by the SEC and/or the suspension of trading or de-listing of CYI’s shares on The New York Stock Exchange (“NYSE”), and CYI’s ability to access the international financial markets could be hampered, all of which could have a material adverse effect on CYI.
In accordance with the applicable rules of NYSE, CYI has received a letter from NYSE on the procedures required to be followed by CYI as a result of the delay in filing the Form 20-F. This press release is being issued by CYI as required by such letter.
General Information
CYI has submitted with the SEC a copy of this press release on Form 6-K. A copy of such submission has also been sent to NYSE.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director Mr Philip Ting, Director and CFO